UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For January 18, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

FATALITY AT TSHEPONG

Johannesburg, Thursday, 18 January 2018. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) regrets to advise that one of its employees was fatally injured in a mining equipment related incident at its Tshepong mine near Welkom in the Free State on Wednesday afternoon.

An investigation into the accident is underway.

Management extend their heartfelt condolences to the family, friends and colleagues of the deceased.

Ends.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0)71 607 1498 (mobile)

or

Marian van der Walt

Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

18 January 2018

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: January 18, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director